UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1 )

Under the Securities Exchange Act of 1934

FASHIONMALL.COM, INC.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

31186K 10 6

(CUSIP Number)

Benjarmin Narasin, President and Chief Executive Officer
Fashionmall.com, Inc.
575 Madison Avenue, 5th Floor
New York, NY 10022
(212) 891-6064

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2001

(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e)(f) or (g), check the following box: [ ]

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. Seess.240.13d-7 for other parties to whom copies are sent.

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 31186K 10 6                                                                                          13D
                                                                                                       Page 2 of 4
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(1)      NAME  OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         GenesisIntermedia.com, Inc.
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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [  ]
                                                                        (b)  [  ]
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(3)      SEC USE ONLY
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(4)      SOURCE OF FUNDS*  WC;BK

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(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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  NUMBER OF       (7)      SOLE VOTING POWER

   SHARES                      328,000
                   -------------------------------------------------------------------------------------------------
BENEFICIALLY      (8)      SHARED VOTING POWER

  OWNED BY                     None
                   -------------------------------------------------------------------------------------------------
    EACH          (9)      SOLE DISPOSITIVE POWER

 REPORTING                     328,000
                   -------------------------------------------------------------------------------------------------
PERSON WITH       (10)     SHARED DISPOSITIVE POWER

                               None
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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         328,000
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(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.2%
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(14)     TYPE OF REPORTING PERSON*   CO

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*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.: 31186K 10 6                                                                                          13D
                                                                                                       Page 3 of 4
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Item 1.    Security and Issuer.

     This  statement  on  Amendment  No. 1 to Schedule  13D relates to shares of common stock, $.01 par value per share,  of  Fashionmall.com,  Inc., a Delaware corporation. The Issuer's principal executive offices are located at 575 Madison
Avenue, 5th Floor, New York, New York 10022.

Item 3.   Source and Amount of Funds or Other Considerations.

     (a)  Reporting  Person  purchased  shares of the issuer on the open  market beginning on November 28, 2000.  Reporting  Person  became a 5%  stockholder  on
December 29, 2000.

     (b) Reporting  Person made the various sales on the public market listed in
Item 5 of this  Amendment  No. 1 to  Schedule  13D for aggregate consideration  of
$568,875.

Item 5.  Interest in Securities of Issuer.

     (a) On January 18, 2001, Reporting  Person  beneficially  owned 328,000 shares of common stock of
Issuer,  or  approximately  4.2% of the  outstanding  shares of Issuer's  common stock.

     (b) The  Reporting  Person  has sole  power to vote all shares set forth in item 5(a) above.

     (c)  The  following  sales  were  made on the  Nasdaq  open  market  on the following dates:

                              Shares Sold                     Date Sold                   Purchase Price
                     ----------------------------      ------------------------    -----------------------
                                 20,000                        01/09/01                     $2.890
                                 14,000                        01/10/01                     $2.875
                                 20,000                        01/11/01                     $3.00
                                 30,500                        01/16/01                     $2.65
                                120,000                        01/18/01                     $2.75
                        Total:  204,500

         (d)      Not applicable.

         (e)      Not applicable.

CUSIP No.: 31186K 10 6                                                                                          13D
                                                                                                       Page 4 of 4
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                                   SIGNATURES

     After  reasonably  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Dated: January 22, 2001                             GenesisIntermedia.com, Inc.

                                                     By:   /s/ Ramy Y. El-Batrawi
                                                         ----------------------------------------
                                                              Ramy Y. El-Batrawi
                                                              Chief Executive Officer